SunCar Technology Group Inc.

c/o Shanghai Feiyou Trading Co., Ltd.

Suite 209, No. 656 Lingshi Road

Jing’an District, Shanghai, 200072

People’s Republic of China

February 24, 2023

Via Edgar

Cara Wirth/Donald Field

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SunCar Technology Group Inc.
Registration Statement on Form F-4
Filed January 18, 2023, File No. 333-269295

Dear Ms. Wirth and Mr. Field:

We have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of February 2, 2023 with respect to the Registration Statement on Form F-4 (the “F-4”) filed with the SEC on January 18, 2023 by SunCar Technology Group Inc. (the “Company”). For your convenience, the text of the Staff’s comments is set forth below followed in each case by the Company’s response. Please note that all references in the responses refer to the relevant revisions in the Amendment No. 1 to the Registration Statement on Form F-4 (the “F-4/A”) filed with the SEC concurrently with the submission of this letter.

Each of the responses by the Company to the Staff’s comments is set forth in bold below, following each comment.

Registration Statement on Form F-4 filed January 18, 2023

Cover Page

1.	We note your statement that “[a]s of [ ], 2022, there was approximately $[ ] in Goldenbridge’s trust account.” Please disclose whether Goldenbridge converted all of the assets held in the Trust Account into cash on or about October 28, 2022, as disclosed in its proxy statement filed on October 21, 2022. If not, disclose why not.

RESPONSE: The Company has revised the disclosure on the cover page in accordance with the Staff’s comment.

Q: After redemptions, how many shares will be outstanding?, page 9

2.	Please revise the table to include the exercise and conversion of all securities, including the shares underlying the GBRG public warrants and private warrants, the unit purchase option held by Maxim, and the earn-out shares, as well as the GEM Shares and GEM Warrant Shares. Additionally, we note that the Question and Answer on page 10 captioned “Q: Will I experience dilution as a result of the Business Combination” details additional sources of dilution, i.e. underwriting fee payable to Maxim and certain promissory notes. Please revise as applicable.

RESPONSE: The Company has revised the disclosure on pages 5 and 9 by including the dilution effects of the GEM Shares and GEM Warrant Shares accordingly. Please note that the dilution effects of the exercise and conversion of the shares underlying the GBRG public warrants and private warrants, the unit purchase option held by Maxim, and the earn-out shares were already included in the table on pages 5 and 9.

Q: Will I experience dilution as a result of the Business Combination?, page 10

3.	Please name the “other financial advisor” that will receive 160,000 PubCo Class A Ordinary Shares as compensation for its financial advisory service in connection with the Business Combination.

RESPONSE: The Company has revised to name the other financial advisor, Trans Asia, on pages 5, 9 and 10 in the F-4/A.

Regulatory Approvals, page 20

4.	We note your disclosure that you applied for a cybersecurity review with respect to the proposed listing pursuant to the Measures for Cybersecurity Review (2021) and received a notice from CAC confirming a cybersecurity review was not required for such listing. Please revise to discuss in greater detail when you submitted your application and when CAC confirmed a cybersecurity review was not required.

RESPONSE: The Company has revised the disclosure on the cover page and in the Risk Factor titled “We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection…” in accordance with the Staff’s comments.

5.	We note your amended disclosure with respect to your CAC review and notice from the CAC confirming that a cybersecurity review is not required for listing. However, we also note that you have removed disclosure related to considerations and oversight of the CAC. Please revise to include such disclosure and describe the reasons that you decided to apply for CAC review.

RESPONSE: The Company has revised the disclosure on the cover page and in the Risk Factor titled “We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection…” in accordance with the Staff’s comment.

SunCar Share Subscription Facility, page 28

6.	Please elaborate on the terms of the SunCar Share Subscription Facility by providing:

●	an example of the price per share that GEM would pay using current trading prices;

●	the number of shares currently equal to 3.3% of the total equity interests currently outstanding; and

●	the current price of Goldenbridge shares, as compared to the exercise price of the GEM Warrants.

RESPONSE: Please note that, given the terms of the agreements between SunCar and GEM: The issuance price of the GEM Shares will be calculated based on the public trading price of SunCar (and its successor PubCo) after it becomes publicly listed after the Business Combination, which may be different and unrelated to the trading price of GBRG (a SPAC entity many times smaller than SunCar or PubCo) before the Business Combination. Moreover, given the 30-day pricing period before any GEM Shares can be issued, as well as the requirement that a resale registration statement for the GEM Shares be filed and effective before SunCar can send a draw-down notice to begin the 30-day pricing day period, no GEM Shares can be issued until at least 30 days after SunCar (as its successor PubCo) becomes publicly traded, after the Business Combination. With the foregoing being noted, the terms of the SunCar Share Subscription Facility are elaborated as following:

The price per share that GEM would pay is 90% of the average daily closing price during the pricing period, which is a 30-day period after SunCar sends a draw-down notice to GEM Investor. Assuming that the draw-down notice is dated August 31, 2023, and within the 30-day pricing period of September 1 to September 30, 2023, PubCo (as SunCar’s successor) shares are trading with a high of $10.70 and a low of $10.30 with an average closing price of $10.50. Then GEM would pay a per share price of $10.50 * 90% = $9.45.

Immediately after the consummation of the Business Combination, PubCo (as SunCar’s successor) will have 80,000,000 ordinary shares outstanding. 3.3% of this would be 2,640,000 shares.

The current trading price of Goldenbridge shares (Nasdaq: GBRG) as of February 6, 2023 is $10.40 per share. The exercise price of the GEM Warrant would be $11.50 per share if SunCar consummates a merger transaction with Goldenbridge.

The Company also added the above disclosure into “the SunCar Share Subscription Facility” on page 28 of the F-4/A in response to the Staff’s comment.

Risk Factors

“Goldenbridge shareholders will experience immediate dilution ... .”, page 72

7.	Please revise here or add another risk factor to reflect the amount of future dilution that shareholders may experience as a result of the SunCar Share Subscription Facility and any possible negative impact on future stock prices. Please add a Question and Answer to discuss the same.

RESPONSE: The Company has revised the risk factor “Goldenbridge shareholders will experience immediate dilution…”, as well as added a Question and Answer titled “What is the effect of the GEM Purchase Agreement?” in response to the Staff’s comment.

Selected Historical Financial Information of Goldenbridge, page 151

8.	Please revise to include selected financial information for Goldenbridge for the three months ended September 30, 2022 and 2021 consistent with the financial statements included elsewhere in the registration statement.

RESPONSE: The Company has revised to include selected financial information for Goldenbridge for the six months ended December 31, 2022 and 2021, consistent with the financial statements included elsewhere in the F-4/A.

General

9.	Please update your disclosure regarding the December 29, 2022 amendments to the Holding Foreign Companies Accountable Act and related statues and regulations. In this regard, please disclose that the number of “non-inspection years” has decreased from three years to two years, and thus, has reduced the time before your securities may be prohibited from trading or delisting.

RESPONSE: The Company has revised the cover page to update the disclosure regarding the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”) and its decrease of “non-inspection years” from three to two years, as the Staff requests. The Company has similarly revised the risk factor “The Holding Foreign Companies Accountable Act, or the HFCAA, and the related regulations are evolving quickly…”, and the section “Auditor’s Regulation”.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please call or email our legal counsel, Giovanni Caruso at (212) 407-4866, gcaruso@loeb.com. Thank you for your time and attention to this filing.

Sincerely,

/s/ Yongsheng Liu
Yongsheng Liu
Sole Director

cc:	Giovanni Caruso, Esq.